Exhibit 10.1

March 16, 2026

Robert F. Smith

[***]

Dear Rob,

Congratulations! We are pleased to extend you our offer of employment within AeroVironment, Inc. (“AV”) This letter outlines the basic components of your offer:

•	Job Title: Executive Vice President, Chief Operating Officer

•	Start Date: April 13th, 2026

•	Supervisor: Wahid Nawabi, Chairman, CEO and President

•	Base Salary: $550,000 per year

•	Bonus: STIP Annual Bonus Plan - Executive Corporate

•	Location: Remote – Florida

•	Employment Type: Exempt-Salaried, Full time Employee

Benefits:

From the start of your employment, you will be eligible to receive company benefits including medical, dental, vision, life insurance, 401k, and 10 paid sick days in accordance with the terms and conditions of these programs. For more details on our benefit offerings please visit: www.myAVbenefits.com.

Vacation:

As a full-time regular exempt employee, you are eligible for Discretionary Time-Off (DTO) from the start of your employment. Under the DTO policy there is no accrual of time, employees are accountable for their work and take paid time off as needed with management approval. For details on the DTO policy please visit the AV Benefits website.

Bonus:

You will be eligible to participate in our Fiscal Year 2027 (FY27) - STIP Annual Bonus Plan – Executive Corporate. FY27 is May 1, 2026, and will end on April 30, 2027. Your bonus target will be 80% of your base salary, which will be prorated for FY27, if you start later than May 1, 2026. Additional details of the bonus plan will be provided separately after you start employment. All bonus compensation and participation is at the discretion of the company and your actual bonus payout will vary based upon company and individual performance.

Sign-On Bonus:

In addition to your annual salary, you will receive a one-time sign-on bonus of $350,000.00, which is subject to all applicable taxes. You will receive payment of this sign-on bonus within approximately two payroll cycles via electronic direct deposit or live paycheck. If you voluntarily resign your position with AV during the twelve (12) months following commencement of your employment, or if you are terminated for cause, you agree to reimburse AeroVironment the entire amount of the sign-on bonus.

Long-Term Equity Award Program

The Compensation Committee of AV’s Board of Directors has approved your participation in the FY2027 Long-Term Equity Award Program as detailed below. Equity awards under such program will be made pursuant to the AeroVironment, Inc. Amended and Restated 2021 Equity Incentive Plan (the “Plan”). The Compensation Committee has approved your target under the FY2027 Long-Term Equity Award Program at $1,100,000.00. Participant in future years of the program would be subject to periodic review by the Compensation Committee. Any future awards, if applicable, would be determined based on financial objectives and company performance, as approved by the Board of Directors.

The FY2027 Long-Term Equity Award Program is expected to be structured as follows:

•	Performance Restricted Stock Units (PRSUs): Up to $715,000.00 (approximately 65% of the target value), will be in PRSUs which would vest based on AV’s achievement of pre-established financial metrics measured over a cumulative three-year performance period; and

•	Restricted Stock Awards (RSAs): Up to $385,000.00 (approximately 35% of the target value), will be in time-based RSAs, which would vest in three equal annual installments over a three-year period, with the first vesting occurring approximately one year following the grant date.

The number of shares subject to any approved award will be determined based on AV’s share price on the applicable grant date, rounded down to the nearest whole share. It is expected that equity awards granted for the FY2027 Long-Term Equity Award Program will be made at the same time awards are granted to other participants in such program, which is estimated to be shortly after the release of AV’s earnings for its fiscal year 2026 currently scheduled for June 2026.

Restricted Stock Award

The Compensation Committee has approved the grant of an award of Restricted Stock Awards (RSAs) to you with a target value of up to $350,000, which will be granted after the state date of your employment.

Such award would be granted pursuant to the terms of the Plan and award agreement and will vest in equal annual installments over a three-year period, with initial vesting occurring approximately one year following the grant date. The timing, amount, terms, and conditions of any award are subject to change and final approval by the Compensation Committee, and no entitlement to any award is created by this provision. The number of shares subject to this RSA award will be determined based on AV’s share price on the applicable grant date, rounded down to the nearest whole share..

ITAR Notification:

AV is a government contractor which requires us to meet International Traffic in Arms Regulations (ITAR). These regulations prohibit foreign nationals from working on certain and possibly all of the Company’s products. You are required to provide documentation validating your U.S. person status no later than your start date as defined in the ITAR and Export Administration Regulations (EAR). In order to be a U.S. person for ITAR and EAR purposes, you must: (i) be a citizen or national of the United States; or (ii) be a lawful permanent resident (i.e. “green card holder”) of the United States; or (iii) have been admitted to the United States as a refugee, or have been granted asylum, provided that you have applied for naturalization within six months of the date you first became eligible, and if not yet accepted, you are actively pursuing naturalization after two years from the date of your application. Consequently, if you are unable to meet these ITAR requirements, your employment relationship with the Company will be affected to include separation from employment.

Conditions of Employment:

This offer and your employment at AV are contingent upon the following:

Your providing satisfactory documentation to AV concerning your employment eligibility as required by Congress under the Immigration Reform and Control Act of 1986. You must complete and return the I-9 Employment Eligibility form with its supporting documentation to AV on your first day of employment.

•	AV must verify that all new US employees are eligible to work in the US using the E-Verify System. The E-Verify process must be done in a non-discriminatory manner and, in the case of new employees, only after the individual has accepted an offer of employment and completed the Form I-9.

•	Your completing all required employment documents that AV presents to you. This includes the Patent and Confidentiality Agreement which must be signed by your first day of employment.

•	AV's completion of a satisfactory investigation of your background. You agree to release AV, its employees and agents, and any individuals who may provide AV with information regarding your background from any liability in connection with this background check.

•	Satisfactory completion of the drug screening. Failure to pass or take the drug test will result in a withdrawal of our offer of employment.

This offer packet constitutes the entire offer between you and AV. It supersedes all previous communications, representations and understandings, either oral or written.

By signing below you acknowledge your understanding that your employment with AV is at-will. As such the terms of this offer letter are not intended and shall not be deemed a contract of employment. Continued employment is based on performance and the needs of the business.

To accept this offer, please sign this letter below and return it to the department of People and Culture. This offer will remain valid until 3/20/2026 and assumes that you will begin employment on 4/13/2026.

Sincerely,

Archana Nirwan,

Chief People Officer

I accept the offer and conditions described in this letter. My signature below acknowledges that I have given my permission to begin the pre-employment background check including References, Criminal History, Education, DMV, Drug Screening and credit check as it applies to my position.

/s/ Robert F. Smith
Robert F. Smith Crews

3/18/2026

Date